Filed Pursuant to Rule 424(b)(3)

Registration No. 333-208791

Prospectus Supplement No. 1 to Reoffer Prospectus

of

EMPIRE RESORTS, INC.

96,311 Shares of Common Stock, par value $0.01 per share

Issuable Pursuant to the 2015 Equity Incentive Plan

This Prospectus Supplement dated April 18, 2017 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by Empire Resorts, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 30, 2015 (the “Prospectus”), relating to the offer and sale by certain of our executive officers and directors (also called “Selling Stockholders”), who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), of our common stock that is held, or may be acquired, upon the vesting of restricted common stock pursuant to our 2015 Equity Incentive Plan, which we refer to herein as the “2015 Plan”. This prospectus covers 96,311 shares (the “Shares”) of our currently outstanding restricted shares of common stock that are owned by the Selling Stockholders.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our common stock is quoted on the Nasdaq Global Market under the symbol “NYNY”. On April 17, 2017, the closing sales price of our common stock on the Nasdaq Global Market was $24.30 per share.

The Shares included in this Supplement may be offered and resold directly by the Selling Stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which a Selling Stockholder decides to sell its Shares. Brokers or dealers effecting transactions in these Shares should confirm that the Shares are registered under applicable state law or that an exemption from registration is available.

You should carefully read and consider the risk factors under Item 1A beginning on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2016 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

SELLING STOCKHOLDERS

Shares may be acquired by certain employees, officers, directors and consultants to the Company who may be deemed affiliates pursuant to the terms of the 2015 Plan. Executive officers, directors or others who are considered to be affiliates of the Company who acquire common stock under the 2015 Plan may be added to the list of selling security holders and their number of shares to be sold may be increased or decreased by the use of future prospectus supplements filed with the SEC. Each selling security holder will receive all of the net proceeds from any sale from time to time of his Shares subject of this Supplement in conjunction with the Prospectus. The inclusion of the Shares in the table below does not constitute a commitment to sell any such Shares.

The information in the following table is as of April 18, 2017.

Name of Selling Stockholder (1)	Position	Number of Shares Beneficially Owned		Number of Shares Offered		Number of Shares Beneficially Owned After Offering		Percentage of Shares Beneficially Owned After Offering
Emanuel R. Pearlman	Executive Chairman of the Board	144,973	(2)	65,872	(2)	79,101	(2)	*
Joseph A. D’Amato	Chief Executive Officer and Director	44,190	(3)	10,189	(3)	34,001	(3)	*
Nancy Palumbo	Director	17,372	(4)	6,000	(4)	11,372	(4)	*
Gregg Polle	Director	17,176	(5)	6,000	(5)	11,176	(5)	*
Edmund Marinucci	Director	6,622	(6)	3,000	(6)	3,622	(6)	*
Keith Horn	Director	5,250	(7)	5,250	(7)	—		—

*	less than 1%

(1)	Unless otherwise indicated, the address of each stockholder, director, and executive officer listed above is Empire Resorts, Inc., c/o Monticello Casino and Raceway, Route 17B, P.O. Box 5013, Monticello, New York 12701.

(2)	Number of shares beneficially owned consists of 144,973 shares of common stock. Of the 144,973 shares beneficially owned, 65,872 shares were granted under the 2015 Equity Incentive Plan (the “2015 Plan”), of which 9,622 are vested. An additional 18,750 shares vest on each of March 15, 2018, 2019 and 2020, respectively and all 56,250 unvested shares shall vest immediately in the event (i) Mr. Pearlman is removed from the Board other than for cause; (ii) if he is not re-nominated by Kien Huat Realty III Limited to stand for election to the Board or (iii) upon a Change in Control (as defined in the award) (the “Accelerated Vesting Conditions”). In addition, 79,101 of his shares were granted under the Second Amended and Restated 2005 Equity Incentive Plan (the “2005 Plan”), of which 29,101 are vested. An additional 25,000 shares vest on the date on which the NYSGC authorizes the opening of the Montreign Resort Casino to the public (“Casino Date”) and 25,000 vest at the six month anniversary of the Casino Date; all 50,000 shall vest immediately in the event of the Accelerated Vesting Conditions. The shares granted under the 2005 Plan are not offered for resale in this reoffer prospectus.

(3)	Number of shares beneficially owned consists of 44,190 shares of common stock. Of the 44,190 shares beneficially owned, 10,189 shares were granted under the 2015 Plan, of which 3,939 are vested. An additional 6,250 shares vest on August 2, 2018, but vest immediately in the event of a Change in Control (as defined in the award). An additional 34,001 shares were granted under the 2005 Plan, of which 9,001 are vested. 12,500 shares vest on the date on which the NYSGC authorizes the opening of the Montreign Resort Casino to the public (“Casino Date”) and 12,500 vest at the six month anniversary of the Casino Date. The shares granted under the 2005 Plan are not offered for resale in this reoffer prospectus.

(4)	Number of shares beneficially owned consists of 17,372 shares of common stock. Of the 17,372 shares beneficially owned, 6,000 shares were granted under the 2015 Plan, of which 3,000 are vested. An additional 3,000 shares vest on January 5, 2018, but vest immediately in the event of a Change in Control (as defined in the award). In addition, 11,372 shares were granted under the 2005 Plan, all of which are vested. The shares granted under the 2005 Plan are not offered for resale in this reoffer prospectus.

(5)	Number of shares beneficially owned consists of 17,176 shares of common stock. Of the 17,176 shares beneficially owned, 6,000 shares were granted under the 2015 Plan, of which 3,000 are vested. An additional 3,000 shares vest on January 5, 2018, but vest immediately in the event of a Change in Control (as defined in the award). In addition, 11,176 shares were granted under the 2005 Plan, all of which are vested. The shares granted under the 2005 Plan are not offered for resale in this reoffer prospectus.

(6)	Number of shares beneficially owned consists of 6,622 shares of common stock. Of the 6,662 shares beneficially owned, 3,000 shares were granted under the 2015 Plan, none of which are vested. An additional 3,000 shares vest on January 5, 2018, but vest immediately in the event of a Change in Control (as defined in the award). In addition, 3,622 shares were granted under the 2005 Plan, of which all are vested. The shares granted under the 2005 Plan are not offered for resale in this reoffer prospectus.

(7)	Number of shares beneficially owned consists of 5,250 shares of common stock. Of the 5,250 shares beneficially owned, 5,250 shares were granted under the 2015 Plan, of which 2,250 are vested. An additional 3,000 shares vest on January 5, 2018, but vest immediately in the event of a Change in Control (as defined in the award).

This Supplement is dated April 18, 2017